SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended June 30, 2010
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-_____.

QUARTERLY REPORT
Quarter Ended June 30, 2010
Currency of Presentation and Certain Defined Terms
In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared and presented in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.
References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.
References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2010 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.46.41 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1: FINANCIAL STATEMENTS
DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2010		June 30, 2010		March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$(See Note
		2.d)
ASSETS
Current assets
Cash and cash equivalents	5	U.S.$	137	Rs.	6,366	Rs.	6,584
Other investments			51		2,350		3,600
Trade receivables, net			275		12,769		11,960
Inventories	6		311		14,451		13,371
Derivative financial instruments	4		—		—		573
Current tax assets			12		549		530
Other current assets			129		5,995		5,445

Total current assets		U.S.$	915	Rs.	42,480	Rs.	42,063

Non-current assets
Property, plant and equipment	7		516		23,940		22,459
Goodwill	8		47		2,168		2,174
Other intangible assets	9		240		11,119		11,799
Investment in equity accounted investees			7		315		310
Deferred income tax assets			34		1,584		1,282
Other non-current assets			6		259		243

Total non-current assets		U.S.$	849	Rs.	39,385	Rs.	38,267

Total assets		U.S.$	1,764	Rs.	81,865	Rs.	80,330

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	209	Rs.	9,689	Rs.	9,322
Derivative financial instruments	4		1		61		—
Current income tax liabilities			34		1,582		1,432
Bank overdraft	5		1		30		39
Short-term borrowings			131		6,101		5,565
Long-term borrowings, current portion	10		76		3,515		3,706
Provisions			25		1,149		1,094
Other current liabilities			169		7,843		7,864

Total current liabilities		U.S.$	646	Rs.	29,970	Rs.	29,022

Non-current liabilities
Long-term loans and borrowings, excluding current portion	10	U.S.$	91	Rs.	4,226	Rs.	5,385
Provisions			1		40		39
Deferred tax liabilities			49		2,260		2,720
Other liabilities			9		403		249

Total non-current liabilities		U.S.$	149	Rs.	6,929	Rs.	8,393

Total liabilities		U.S.$	795	Rs.	36,899	Rs.	37,415

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2010		June 30, 2010		March 31, 2010
		Unaudited
		convenience
		translation into
		U.S.$(See Note
		2.d)
Equity
Share capital		U.S.$	18	Rs.	846	Rs.	844
Equity shares held by controlled trust			—		(5)		(5)
Share premium			444		20,621		20,429
Share based payment reserve			13		593		692
Retained earnings			434		20,131		18,035
Other components of equity			60		2,780		2,920
Total equity attributable to:

Equity holders of the Company		U.S.$	969	Rs.	44,966	Rs.	42,915

Non-controlling interests			—		—		—

Total equity		U.S.$	969	Rs.	44,966	Rs.	42,915

Total liabilities and equity		U.S.$	1,764	Rs.	81,865	Rs.	80,330

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(in millions, except share and per share data)

		Three months ended
		June 30,
Particulars	Note	2010		2010		2009
		Unaudited
		Convenience
		Translation into
		U.S.$ (See Note 2.d)
Revenues		U.S.$	363	Rs.	16,831	Rs.	18,189
Cost of revenues			171		7,917		8,017

Gross profit		U.S.$	192	Rs.	8,914	Rs.	10,172

Selling, general and administrative expenses			118		5,481		5,927
Research and development expenses			21		993		985
Other (income)/expense, net	11		(4)		(185)		(35)

Total operating expenses, net		U.S.$	136	Rs.	6,289	Rs.	6,877

Results from operating activities			57		2,625		3,295
Finance income			2		99		88
Finance expense			(6)		(276)		(223)

Finance (expense)/income, net	12		(4)		(177)		(135)
Share of profit of equity accounted investees, net of income tax			—		5		11

Profit/before income tax			53		2,453		3,171
Income tax expense	17		(8)		(357)		(726)

Profit for the period		U.S.$	45	Rs.	2,096	Rs.	2,445

Attributable to:
Equity holders of the Company			45		2,096		2,445
Non-controlling interests			—		—		—

		U.S.$	45	Rs.	2,096	Rs.	2,445

Earnings per share	14
Basic earnings per share of Rs.5/- each		U.S.$	0.27	Rs.	12.41	Rs.	14.51
Diluted earnings per share of Rs.5/- each		U.S.$	0.27	Rs.	12.34	Rs.	14.45
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	Three months ended June 30,
	2010		2010		2009
	Unaudited
	Convenience
	Translation into
	U.S.$ (See Note 2.d)

Profit for the period	U.S.$	45	Rs.	2,096	Rs.	2,445
Other comprehensive income/(loss)
Changes in fair value of available for sale financial instruments	U.S.$	—	Rs.	1	Rs.	8
Foreign currency translation adjustments		3		161		110
Effective portion of changes in fair value of cash flow hedges, net		(12)		(573)		289
Income tax on other comprehensive income/(loss)		6		271		(108)

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(3)	Rs.	(140)	Rs.	299)

Total comprehensive income/(loss) for the period	U.S.$	42	Rs.	1,956	Rs.	2,744

Attributable to:
Equity holders of the Company		42		1,956		2,744
Non-controlling interests		—		—		—

Total comprehensive income/(loss) for the period	U.S.$	42	Rs.	1,956	Rs.	2,744

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

								Foreign
						Fair		currency
				Share		value		translation		Hedging
	Share capital			premium		reserve		reserve		reserve
Particulars	Shares	Amount		Amount		Amount		Amount		Amount

Balance as of April 1, 2010	168,845,385	Rs.	844	Rs.	20,429	Rs.	24	Rs.	2,559	Rs.	337
Issue of equity shares on exercise of options	298,878		2		192		—		—		—
Net change in fair value of other investments, net of tax benefit of Rs.1	—		—		—		2		—		—
Foreign currency translation differences, net of tax benefit of Rs.76	—		—		—		—		237		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.194	—		—		—		—		—		(379)
Share based payment expense	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—
Balance as of June 30, 2010	169,144,263	Rs.	846	Rs.	20,621	Rs.	26	Rs.	2,796	Rs.	(42)

Convenience translation into U.S. $			18		444		1		60		(1)

Balance as of April 1, 2009	168,468,777	Rs.	842	Rs.	20,204	Rs.	11	Rs.	2,168	Rs.	(156)
Issue of equity share on exercise of options	198,493		1		117		—		—		—
Net change in fair value of other investments, net of tax expense of Rs.0	—		—		—		8		—		—
Foreign currency translation differences, net of tax expense of Rs.10	—		—		—		—		101		—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.98	—		—		—		—		—		190
Share based payment expense	—		—		—		—		—		—
Profit for the period	—		—		—		—		—		—

Balance as of June 30, 2009	168,667,270	Rs.	843	Rs.	20,321	Rs.	19	Rs.	2,269	Rs.	34

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)
[Continued from table on page 8, first column(s) repeated]

			Equity
			shares held
	Share based		by a			Non-
	payment		controlled	Retained		controlling
	reserve		trust*	earnings		interests		Total
Particulars	Amount		Amount	Amount		Amount		Amount

Balance as of April 1, 2010	Rs.	692	Rs. (5)	Rs.	18,035	Rs.	—	Rs.	42,915
Issue of equity share on exercise of options		(165)	—		—		—		29
Net change in fair value of other investments, net of tax benefit of Rs.1		—	—		—		—		2
Foreign currency translation differences, net of tax benefit of Rs.76		—	—		—		—		237
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.194		—	—		—		—		(379)
Share based payment expense		66	—		—		—		66
Profit for the period					2,096				2,096

Balance as of June 30, 2010	Rs.	593	Rs. (5)	Rs.	20,131	Rs.	—	Rs.	44,966

Convenience translation into U.S. $		13	—		434		—		969

Balance as of April 1, 2009	Rs.	676	Rs. (5)	Rs.	18,305	Rs.	—	Rs.	42,045
Issue of equity share on exercise of options		(115)	—		—		—		3
Net change in fair value of other investments, net of tax expense of Rs.0		—	—		—		—		8
Foreign currency translation differences, net of tax expense of Rs.10		—	—		—		—		101
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.98		—	—		—		—		190
Share based payment expense		40	—		—		—		40
Profit for the period		—	—		2,445		—		2,445

Balance as of June 30, 2009	Rs.	601	Rs. (5)	Rs.	20,750	Rs.	—	Rs.	44,832

*	The number of equity shares held by a controlled trust as of April 1, 2009, June 30, 2009, April 1, 2010 and June 30, 2010 was 82,800.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in millions)

	Three months ended June 30,
Particulars	2010		2010		2009
	Unaudited
	convenience
	translation into
	U.S.$(See Note
	2.d)
Cash flows from operating activities:

Profit for the period	U.S.$	45	Rs.	2,096	Rs.	2,445
Adjustments for:
Income tax expense		8		357		726
Profit on sale of investments		(1)		(38)		(8)
Depreciation and amortization		21		976		1,134
Allowance for sales returns		6		272		175
Allowance for doubtful trade receivables		—		9		28
Inventory write-downs		5		241		81
(Profit)/loss on sale of property, plant and equipment, net		—		(1)		12
Share of profit of equity accounted investees, net of income tax		—		(5)		(11)
Unrealized exchange (gain)/loss, net		(2)		(90)		437
Interest (income)/expense, net		—		(9)		59
Share based payment expense		1		66		40
Changes in operating assets and liabilities:
Trade receivables		(2)		(113)		589
Inventories		(32)		(1,497)		(905)
Other assets		(17)		(768)		10
Trade payables		(1)		(42)		790
Other liabilities and provisions		(1)		(57)		(887)
Income tax paid		(12)		(539)		(400)

Net cash from operating activities	U.S.$	18	Rs.	858	Rs.	4,315

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(41)		(1,894)		(442)
Proceeds from sale of property, plant and equipment		—		23		6
Purchase of investments		(90)		(4,172)		(4,979)
Proceeds from sale of investments		118		5,462		5,103
Expenditures on intangible assets		—		(3)		(15)
Interest received		—		18		16

Net cash used in investing activities	U.S.$	(12)	Rs.	(566)	Rs.	(311)

Cash flows used in financing activities:
Interest paid		(1)		(69)		(153)
Proceeds from issuance of equity shares		1		29		3
Proceeds/(repayment) of short term loans and borrowings, net		8		376		(3,002)
Repayment of long term loans and borrowings, net		(19)		(885)		(797)

Net cash used in financing activities	U.S.$	(12)	Rs.	(549)	Rs.	(3,949)

Net increase/(decrease) in cash and cash equivalents		(6)		(257)		55
Effect of exchange rate changes on cash and cash equivalents		1		48		278
Cash and cash equivalents at the beginning of the period		141		6,545		5,378

Cash and cash equivalents at the end of the period	U.S.$	137	Rs.	6,336	Rs.	5,711

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
1.	Reporting Entity
Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia and other countries of the former Soviet Union, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States.
2.	Basis of preparation of financial statements
a. Statement of compliance
These unaudited condensed consolidated interim financial statements as at and for the three months ended June 30, 2010 have been prepared under the historical cost convention on the accrual basis, except for certain financial instruments which have been measured at fair values. These unaudited condensed consolidated interim financial statements are prepared and presented in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on December 6, 2010.
b. Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2010 contained in the Company’s Annual Report on Form 20-F.
c. Functional and presentation currency
The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2.	Basis of preparation of financial statements (continued)
c. Functional and presentation currency (continued)
In respect of subsidiaries and associates whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the period.
Resulting translation adjustments are included in foreign currency translation reserve. All financial information presented in Indian rupees has been rounded to the nearest million.
d. Convenience translation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of June 30, 2010 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2010 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1.00 = Rs.46.41. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
e. Use of estimates and judgments
The preparation of unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2010.
f. Recent accounting pronouncements
Standards issued but not yet effective and not early adopted by the Company
•
In November 2009, the International Accounting Standards Board issued IFRS 9, “Financial Instruments: Recognition and Measurement”, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. The Company is required to adopt IFRS 9 by its accounting year commencing April 1, 2014. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on its unaudited condensed consolidated interim financial statements.

•
In May 2010, the IASB issued “Improvements to IFRSs” — a collection of amendments to seven International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project.

The latest amendments were included in exposure drafts of proposed amendments to IFRS published in August 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier. The Company is evaluating the impact that these amendments will have on the Company’s unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3.	Segment reporting
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Global Generics; and
•	Proprietary Products.
Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.
Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment was formed through the combination and re-organization of the Company’s former Formulations and Generics segments in the year ended March 31, 2009.
Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s differentiated formulations business which engages in research, sales and marketing operations for in-licensed and co-developed branded dermatology products.
The CODM reviews revenue and gross profit as the performance indicators for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

	Three months ended June 30,
Information about segments:	PSAI				Global Generics				Proprietary Products				Others				Total
Segments	2010		2009		2010		2009		2010		2009		2010		2009		2010		2009

Segment revenues (Note 1)	Rs.	4,499	Rs.	4,869	Rs.	11,917	Rs.	13,020	Rs.	122	Rs.	112	Rs.	293	Rs.	188	Rs.	16,831	Rs.	18,189

Gross profit	Rs.	1,002	Rs.	1,704	Rs.	7,735	Rs.	8,313	Rs.	80	Rs.	73	Rs.	97	Rs.	82	Rs.	8,914	Rs.	10,172
Selling, general and administrative expenses																		5,481		5,927
Research and development expenses																		993		985
Other (income)/expense, net																		(185)		(35)

Results from operating activities																		2,625		3,295
Finance (expense)/income, net																		(177)		(135)
Share of profit of equity accounted investees, net of income tax																		5		11

Profit before income tax																		2,453		3,171
Income tax expense																		(357)		(726)

Profit for the period																	Rs.	2,096	Rs.	2,445

Note 1:
Segment revenues for the three months ended June 30, 2010 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.777 (as compared to Rs.639 for the three months ended June 30, 2009).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3.	Segment reporting (continued)
Analysis of revenue by geography within Global Generics segment:
The CODM reviews the geographical composition of revenues within the Company’s Global Generics segment. Accordingly, the geographical revenue information within the Company’s Global Generics segment has been provided for the three months ended June 30, 2010 and June 30, 2009, with corresponding comparative information.
The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customer:

	For the three months ended June 30,
	2010		2009
India	Rs.	2,778	Rs.	2,393
North America (the United States and Canada)		3,898		6,026
Russia and other countries of the former Soviet Union		2,552		1,871
Europe		1,836		2,109
Others		853		621

	Rs.	11,917	Rs.	13,020

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the three months ended June 30,
	2010		2009
Clopidogrel	Rs.	225	Rs.	327
Ciprofloxacin Hcl		292		247
Finasteride		193		241
Gemcitabine		359		227
Naproxen		157		188
Ramipril		151		148
Rabeprazole sodium		137		128
Moxifloxacin		39		118
Ranitidine Hcl Form 2		121		106
Sumatriptan		183		90
Others		2,642		3,049

Total	Rs.	4,499	Rs.	4,869

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the three months ended June 30,
	2010		2009
Omeprazole	Rs.	1,658	Rs.	1,359
Nimesulide		900		658
Sumatriptan		140		2,064
Ciprofloxacin		561		427
Ketrorol		461		350
Simvastatin		448		589
Finasteride		146		330
Ceterizine		314		209
Ranitidine		283		252
Amlo benzapril		257		—
Others		6,749		6,782

Total	Rs.	11,917	Rs.	13,020

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4.	Financial instruments
Hedging of fluctuations in foreign currency
The Company is exposed to exchange rate risk which arises from its foreign exchange revenues, primarily in U.S. dollars, British Pounds, Russian roubles and Euros, and foreign currency debt in U.S. dollars and Euros.
The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Most of the forward exchange contracts and option contracts have maturities of less than one year after the statement of financial position date. Where necessary, the forward exchange contracts are rolled over at maturity.
Forecasted transactions
The Company classifies its option contracts hedging forecasted transactions as cash flow hedges and measures them at fair value. The fair value of option contracts used as hedges of forecasted transactions at June 30, 2010 was an asset of Rs.25 (as compared to Rs.550 at March 31, 2010). This amount was recognized as derivatives measured at fair value.
Recognized assets and liabilities
Changes in the fair value of forward exchange contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”. The fair value of forward exchange contracts and option contracts used as economic hedges of monetary assets and liabilities in foreign currencies recognized in fair value derivatives was a liability of Rs.86 at June 30, 2010 (as compared to an asset of Rs.23 at March 31, 2010).
Fair values
The net carrying amount and fair value of all financial instruments, except derivative financial instruments, as at June 30, 2010 was a net liability of Rs.8,313 (as compared to a net liability of Rs.7,383 at March 31, 2010).
The Company recognized a net foreign exchange gain on derivative financial instruments of Rs.12 and Rs.273, for the three months ended June 30, 2010 and June 30, 2009 respectively. These amounts are included in finance expense/(income).
In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded a net loss of Rs.573 and a net gain of Rs.289 as a component of equity for the three months ended June 30, 2010 and June 30, 2009 respectively, and a net gain of Rs.126 and Rs.5 as part of revenue during the three months ended June 30, 2010, and June 30, 2009 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
5.	Cash and cash equivalents
Cash and cash equivalents consist of:

	As of
	June 30, 2010		March 31, 2010

Cash balances	Rs.	9	Rs.	9
Balances with banks		6,357		6,575

Cash and cash equivalents on the statements of financial position		6,366		6,584
Bank overdrafts used for cash management purposes		(30)		(39)

Cash and cash equivalents on the cash flow statement	Rs.	6,336	Rs.	6,545

Balances with banks included above amounting to Rs.19 as of June 30, 2010 and as of March 31, 2010, respectively, represent amounts in the unclaimed dividend accounts, and are therefore restricted.
6.	Inventories
Inventories consist of the following:

	As of
	June 30, 2010		March 31, 2010

Raw materials	Rs.	4,555	Rs.	4,000
Packing material, stores and spares		983		979
Work-in-process		3,847		3,883
Finished goods		5,066		4,509

	Rs.	14,451	Rs.	13,371

During the three months ended June 30, 2010, the Company recorded inventory write-downs of Rs.241 (as compared to Rs.81 for the three months ended June 30, 2009). These adjustments were included in cost of revenues. Cost of revenues for the three months ended June 30, 2010 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to Rs.5,041 (as compared to Rs.5,618, for the three months ended June 30, 2009). The above table includes inventories amounting to Rs.859 and Rs.814 which are carried at fair value less cost to sell as at June 30, 2010 and March 31, 2010, respectively.
7.	Property, plant and equipment
Acquisitions and disposals
During the three months ended June 30, 2010, the Company acquired assets at an aggregate cost of Rs.2,164 (as compared to a cost of Rs.698 and Rs.4,494 for the three months ended June 30, 2009 and the year ended March 31, 2010, respectively). Assets with a net book value of Rs.22 were disposed of during the three months ended June 30, 2010 (as compared to Rs.18 and Rs.480 for the three months ended June 30, 2009 and the year ended March 31, 2010, respectively), resulting in a net gain on disposal of Rs.1 (as compared to a loss of Rs.12 and Rs.24 for the three months ended June 30, 2009 and the year ended March 31, 2010, respectively). Depreciation expense for the three months ended June 30, 2010 was Rs.688 (as compared to Rs.627 for the three months ended June 30, 2009).
Capital Commitments
As of June 30, 2010 and March 31, 2010, the Company was committed to spend approximately Rs.3,990 and Rs.2,948 respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
8.	Goodwill
Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators.
The following table presents the changes in goodwill during the three months ended June 30, 2010 and June 30, 2009 and the year ended March 31, 2010:

	Three months ended		Three months ended		Year ended March
	June 30, 2010		June 30, 2009		31, 2010

Opening balance (1)	Rs.	18,267	Rs.	18,246	Rs.	18,246
Effect of translation adjustments (3)		(6)		11		21

Closing balance (1)	Rs.	18,261	Rs.	18,257	Rs.	18,267

Less: Impairment loss (2)		(16,093)		(10,946)		(16,093)

	Rs.	2,168	Rs.	7,311	Rs.	2,174

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.

(2)	The impairment loss of Rs.16,093 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment.

(3)	Effect of translation adjustments includes Rs.2,426 on account of translation of impairment loss.
9.	Other intangible assets
Acquisitions and write-down of intangibles
During the three months ended June 30, 2010, the Company acquired other intangible assets at an aggregate cost of Rs.3 (as compared to a cost of Rs.15 and Rs.2,831 for the three months ended June 30, 2009 and the year ended March 31, 2010, respectively).
Product related intangibles acquired during the year ended March 31, 2010 includes an amount of Rs.2,680 (U.S.$57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended.
During the year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN had a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed, subject to a maximum contribution of U.S.$56. Upon successful commercialization of these products, the Company was required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.
The first tranche of Rs.985 (U.S.$23) was funded by I-VEN on March 28, 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e., a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA was submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product (which varied depending on whether the ANDA was a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through March 31, 2007, an aggregate amount of Rs.933 has been credited to research and development expense during the years ended March 31, 2005, 2006 and 2007.
As per the agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g., successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN had a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercised this portfolio termination value option, then it would not be entitled to the sales-based royalty payment for the remaining contractual years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
9.	Other intangible assets (continued)
During the year ended March 31, 2010, the Company and I-VEN reached an agreement for I-VEN to exercise the portfolio termination value option for a portfolio termination value amount of Rs.2,680 (U.S.$57) to be paid by the Company on or before September 30, 2010. This agreement represented a constructive present obligation as at March 31, 2010. Accordingly, the Company has recorded an asset of Rs.2,680 (U.S.$57) (in the form of product related intangibles, essentially representing a relief from future royalty costs payable to I-VEN) and an equivalent liability representing consideration payable to I-VEN on or before September 30, 2010.
On October 1, 2010, the Company and I-VEN entered into an agreement regarding the portfolio termination value option exercise. The transaction has been structured as a purchase of the stock of I-VEN. The Company paid Rs.2,680 (U.S.$57) to the shareholders of I-VEN, except that Rs.150 of this amount will be set aside in escrow in order to provide a fund for certain indemnification obligations of the shareholders of I-VEN. On the 15 month anniversary of the date of this agreement, any portion of these funds not subjected to indemnity claims of the Company would be released to the shareholders of I-VEN. Upon consummation of this transaction, I-VEN has become a wholly-owned subsidiary of the Company. No adjustments have been recorded in the unaudited condensed consolidated interim financial statements for the three months ended June 30, 2010.
Amortization expenses for the three months ended June 30, 2010 was Rs.288 (as compared to amortization expenses of Rs.507 for the three months ended June 30, 2009).
10.	Loans and borrowings
Short term loans and borrowings
The Company had undrawn lines of credit of Rs.13,310 and Rs.7,850 as of June 30, 2010 and March 31, 2010, respectively, from its banks for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
An interest rate profile of short term borrowings from banks is given below:

As at
	June 30, 2010	March 31, 2010
Rupee borrowings	0	5.00%
Foreign currency borrowings	LIBOR + 40 - 75 bps
	EURIBOR + 50 - 75 bps	LIBOR+ 40 - 75 bps
Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As of
	June 30, 2010		March 31, 2010
Rupee term loan	Rs.	—	Rs.	1
Foreign currency loan		7,507		8,838
Obligations under finance leases		234		252

		7,741		9,091

Less: Current portion
Rupee term loan		—		1
Foreign currency loan		3,504		3,690
Obligations under finance leases		11		15

		3,515		3,706

Non-current portion
Rupee term loan		—		—
Foreign currency loan		4,003		5,148
Obligations under finance leases		223		237

	Rs.	4,226	Rs.	5,385

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
10.	Loans and borrowings (continued)
During the three months ended June 30, 2010, the Company repaid Rs.878 of foreign currency loans (consisting of Euro 15 and U.S.$1), Rs.1 of rupee term loans and Rs.6 of obligations under finance leases. During the year ended March 31, 2010, the Company repaid Rs.3,457 of foreign currency loans (consisting of Euro 50 and U.S.$3), Rs.6 of rupee term loans and Rs.16 of obligations under finance leases.
An interest rate profile of long-term debt is given below:

	As of
	June 30, 2010	March 31, 2010

Rupee borrowings	—	2.00%
Foreign currency borrowings	EURIBOR +70 bps and LIBOR+70 bps	EURIBOR +70 bps and LIBOR+70 bps
11.	Other (income)/expense, net
Other (income)/expense, net consist of the following:

	Three months ended
	June 30, 2010		June 30, 2009

(Profit)/loss on sale of property, plant and equipment, net	Rs.	(1)	Rs.	12
Sale of spent chemical		(57)		(41)
Miscellaneous income		(127)		(54)
Provision for expected claim from innovator		—		48

	Rs.	(185)	Rs.	(35)

12.	Finance (expense)/income, net
Finance (expense)/income, net consist of the following:

	Three months ended
	June 30, 2010		June 30, 2009

Interest income	Rs.	60	Rs.	80
Foreign exchange (loss)/gain		(224)		(84)
Profit on sale of investments		38		8
Interest expense		(51)		(139)

	Rs.	(177)	Rs.	(135)

13.	Share capital and share premium
During the three months ended June 30, 2010 and June 30, 2009, 298,878 and 198,493 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the three months ended June 30, 2010, an aggregate of 70,000 options having an exercise price based upon the fair market value of the underlying shares (or “Category A” options) were exercised, with the exercise prices ranging from Rs.362.5 to Rs.442.5, and 228,878 options having an exercise price based upon par value of the underlying shares (or “Category B” options) were exercised, with each having an exercise price of Rs.5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity for the period ended June 30, 2010.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
14.	Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the three months ended June 30, 2010 was based on the profit attributable to equity shareholders of Rs.2,096 (as compared to a profit of Rs.2,445 for the three months ended June 30, 2009) and a weighted average number of equity shares outstanding during the three months ended June 30, 2010 and three months ended June 30, 2009 calculated as follows:

	Three months ended June 30,
	2010	2009
Issued equity shares as on April 1	168,845,385	168,468,777
Effect of shares issued upon exercise of stock options	47,953	30,537
Weighted average number of equity shares at June 30	168,893,338	168,499,314
Diluted earnings per share
The calculation of diluted earnings per share for the three months ended June 30, 2010 was based on the profit attributable to equity shareholders of Rs.2,096 (as compared to a profit of Rs.2,445 for the three months ended June 30, 2009) and the weighted average number of equity shares outstanding during the three months ended June 30, 2010 and three months ended June 30, 2009, calculated as follows:

	Three months ended June 30,
	2010	2009
Weighted average number of ordinary shares at June 30 (Basic)	168,893,338	168,499,314
Effect of stock options outstanding	925,421	750,158
Weighted average number of equity shares at June 30 (Diluted)	169,818,759	169,249,472
15.	Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the annual general meeting of shareholders held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
15.	Employee stock incentive plans (continued)
Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
	under	under
Particulars	Category A	Category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the annual general meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2007 Plan provides for option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
Fringe Benefit Tax Under DRL 2002 Plan and DRL 2007 Plan:
During the year ended March 31, 2008, the Compensation Committee at its meeting held in October 2007 proposed that the Company would absorb the full liability of any Fringe Benefit Tax upon exercise of all stock options granted on or prior to October 2007 and that, in respect of new grants to be made subsequent to that date, the applicable Fringe Benefit Tax would be recovered from employees upon the exercise of their stock options. Amendments to the DRL 2002 and DRL 2007 Plans reflecting these proposals were approved by the shareholders at the Annual General Meeting held on July 22, 2008.
During the year ended March 31, 2010, the Government of India through its Finance Act, 2009 abolished the Fringe Benefit Tax, including those applicable to employee share based payments. Under the Finance Act, 2009, the Fringe Benefit Tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a “perquisite” (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. As a result, the employee becomes the primary obligor to discharge all tax liabilities that would arise on exercise of such stock options. Consequently, the previous Fringe Benefit Tax amendments made to the DRL 2002 and DRL 2007 Plans are no longer applicable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
15.	Employee stock incentive plans (continued)
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of Aurigene stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):
In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of Aurigene stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
Stock option activity during the period
The terms and conditions of the grants made during the three months ended June 30, 2010 under the above plans were as follows:

	Number of	Exercise		Vesting
	instruments	price		period	Contractual life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	284,070	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	58,660	Rs.	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—		—	—	—
The terms and conditions of the grants made during the three months ended June 30, 2009 under the above plans are as follows:

	Number of	Exercise		Vesting
	instruments	price		period	Contractual life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	359,840	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	74,600	Rs.	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—		—	—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
15.	Employee stock incentive plans (continued)
The weighted average inputs used in computing the fair value of such grants were as follows:

	Three months ended June 30,
	2010		2009
Expected volatility		34.34%		36.45%
Exercise price	Rs.	5	Rs.	5
Option life	2.43 Years		2.44 Years
Risk-free interest rate		6.04%		5.05%
Expected dividends		0.40%		0.82%
Grant date share price	Rs.	1242.55	Rs.	612.95
The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black Scholes model.
For the three months ended June 30, 2010 and 2009, amounts of Rs.66 and Rs.40, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of June 30, 2010, there was approximately Rs.417 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.44 years.
16.	Employee benefit plans
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
The components of net periodic benefit cost for the three months ended June 30, 2010 and 2009 are as follows:

	Three months ended June 30,
	2010		2009
Service cost	Rs.	16	Rs.	13
Interest cost		9		7
Expected return on plan assets		(8)		(6)
Recognized net actuarial (gain)/loss		1		2

Net amount recognized	Rs.	18	Rs.	16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16.	Employee benefit plans (continued)
Pension plan
All employees of Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”) are entitled to a pension plan in the form of a defined benefit plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
The components of net periodic benefit cost for the three months ended June 30, 2010 and 2009 are as follows:

	Three months ended June 30,
	2010		2009
Service cost	Rs.	4	Rs.	3
Interest cost		6		6
Expected return on plan assets		(7)		(5)
Recognized net actuarial (gain)/loss		2		2

Net amount recognized	Rs.	5	Rs.	6

Long service benefit recognitions
During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the parent company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the parent company. Accordingly the Company has valued the liability through an independent actuary.
The components of net periodic benefit cost for the three months ended June 30, 2010 and 2009 are as follows:

	Three months ended June 30,
	2010		2009
Service cost	Rs.	2	Rs.	—
Interest cost		1		—
Expected return on plan assets		—		—
Recognized net actuarial (gain)/loss		—		—

Net amount recognized	Rs.	3	Rs.	—

Severance payments of German subsidiaries
In Germany, many statutory health insurance funds (“SHI funds”) and other health insurance providers have been announcing new competitive bidding tenders which continue to cause pressure on the Company’s existing level of revenues due to a steep decrease in product prices. The Company believes that this is leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market.
On account of these developments, during the year ended March 31, 2010 the Company implemented workforce reductions and restructuring of the Company’s German subsidiaries, betapharm Arzneimittel GmbH (“betapharm”) and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current situation within the German generic pharmaceuticals industry. Accordingly, during the year ended March 31, 2010, the management and the works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into “reconciliation of interest” agreements, that set out the overall termination benefits payable to identified employees. Accordingly, an amount of Rs.885 (Euro 13.2) was recorded as termination benefits included as part of “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2010. Rs.435 (Euro 6.6) of such severance payments were recorded during the six months ended September 30, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17.	Income taxes
Income tax expenses are recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The Company’s consolidated effective tax rate for the three months ended June 30, 2010 and June 30, 2009 was 14.55 % and 22.90%, respectively.
The difference between the estimated average annual effective income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates, and the effects of minimum alternate taxes.
The decrease in the effective tax rate for the three months ended June 30, 2010, as compared to the three months ended June 30, 2009, is primarily attributable to the following factors:
•	enhanced weighted deduction on the projected research and development expense for the year ended March 31, 2011; and
•
during the three months ended June 30, 2009, the effective tax rate included higher projected profits in jurisdictions with higher tax rates, on account of market exclusivity on certain products, which circumstances did not exist during the three months ended June 30, 2010.

The total tax benefit recognized directly in the equity is Rs.271 for the three months ended June 30, 2010 as compared to a tax expense of Rs.108 for the three months ended June 30, 2009.
During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and have objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Management’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, which is expected to be completed in the near future, is Rs.302 (EUR 5). Accordingly, the Company has recorded the amount as additional current tax expense in the income statement for the year ending March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax contingencies pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to Rs.324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims under the Sale and Purchase Agreement only applies with respect to taxable periods from January 1, 2004 until November 30, 2005, and lapses and is time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). To the extent that the tax audits cover periods not subject to the indemnity rights under the Sale and Purchase Agreement, the Company has additional indemnity rights pursuant to a tax indemnity agreement with Santo Holdings, the owner of betapharm prior to 3i Group plc.
Upon receipt of such preliminary tax demands, the Company initiated the process of exercising its indemnity rights against the sellers of betapharm and has concluded that, as of March 31, 2010, the Company’s recovery of the full tax amounts demanded by the German tax authorities is virtually certain. Accordingly, a separate asset amounting to Rs.302 (EUR 5), representing such indemnity rights against the sellers, has been recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense.
There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.
18.	Acquisition of non-controlling interests
Aurigene Discovery Technologies Limited
During the year ended March 31, 2010, 1,899,943 options issued under the Aurigene ESOP Plan were exercised by employees and, accordingly, a corresponding number of equity shares of Aurigene Discovery Technologies Limited were issued, consequently giving rise to a non-controlling interest in the existing wholly-owned subsidiary Aurigene Discovery Technologies Limited.
Immediately following the issuance of such shares, the Company acquired them from the holders at a price of Rs.46 per share. Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
18.	Acquisition of non-controlling interests (continued)
Dr. Reddy’s Laboratories (Australia) Pty. Limited
During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration is to be Rs.37 (AUD 1), which includes an amount of Rs.25 which is contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.
Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.
19.	Related parties
The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited for the purchase and sale of active pharmaceutical ingredients;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.
The Company has also entered into transactions with its joint venture Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”). These transactions are in the nature of purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.
The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.
The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.
The following is a summary of significant related party transactions:

	Three months ended June 30,
	2010		2009
Purchases from significant interest entities	Rs.	60	Rs.	68
Sales to significant interest entities		27		21
Contribution to a significant interest entity towards social development		26		48
Lease rental paid under cancellable operating leases to key management personnel and their relatives		7		7
Hotel expenses paid		7		2

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
19.	Related parties (continued)
The following table describes the components of compensation paid to key management personnel:

	Three months ended
	June 30,
Particulars	2010		2009
Salaries	Rs.	64	Rs.	107
Commission*		86		75
Other perquisites		1		—
Contributions to defined contribution plans		2		3
Share-based payments		13		7

Total	Rs.	166	Rs.	192

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.
Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
The Company had the following amounts due from related parties:

	As at
	June 30, 2010		March 31, 2010
Significant interest entities	Rs.	29	Rs.	44
Key management personnel		5		5
As at March 31, 2010, the Company had advanced an amount of Rs.1,447 for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in the Company’s audited consolidated financial statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.
During the three months ended June 30, 2010, the Company has completed the acquisition of this special purpose entity and has therefore obtained control over the land. Consequently, an equal amount of Rs.1,447 has been classified out of “capital work-in-progress” and included as cost of land acquired as at June 30, 2010.
The Company had the following amounts due to related parties:

	As at
	June 30, 2010		March 31, 2010
Significant interest entities	Rs.	8	Rs.	20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
20.	Disclosure of Expenses by Nature
The following table discloses the details of certain expenses incurred by their nature.

	Three months ended June 30, 2010
			Selling, general and		Research and
	Cost of		administrative		development
Particulars	revenues		expenses		expenses		Total
Employee benefits*	Rs.	1,174	Rs.	1,782	Rs.	257	Rs.	3,213

Depreciation and amortization		505		393		78		976

	Three months ended June 30, 2009
			Selling, general and		Research and
	Cost of		administrative		development
Particulars	revenues		expenses		expenses		Total
Employee benefits*	Rs.	945	Rs.	2,219	Rs.	241	Rs.	3,405

Depreciation and amortization		427		616		91		1,134

*	Employee benefits include all forms of consideration given by an entity in exchange for services rendered by employees.
21.	Bonus Debentures
On March 31, 2010 the Company’s Board of Directors approved a scheme for the issuance of bonus debentures that would be effected by capitalization of the retained earnings, subject to the successful receipt of the necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On May 28, 2010 a general meeting of the Company’s shareholders was held in which the proposed bonus debenture scheme was approved. The proposed bonus debenture scheme entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up (i.e., the shareholders need not pay any amounts to receive them) bonus debentures carrying a face value of Rs.5 each (“bonus debentures”) to the shareholders of the Company, in the ratio of 6 bonus debentures for each equity share held by them, on a date to be determined in future. The bonus debentures will carry a coupon rate (to be determined in the future) that is to be paid annually. Additionally, these bonus debentures would be redeemable upon election at the end of 36 months from the initial date of issuance. No adjustments have been recorded for this proposed scheme in these unaudited condensed consolidated interim financial statements, as the proposed bonus debenture scheme will become effective only after the successful receipt of approvals from the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the proposed scheme. On July 19, 2010, the Company received the High Court’s approval to the scheme and the Company concurrently made applications to the other regulatory authorities in order to seek the necessary approvals to effectuate the scheme.
In relation to the above mentioned scheme, during the three months ended June 30, 2010, the Company incurred Rs.28 of directly attributable transaction cost payable to financial advisors. The amount has been disclosed as a prepayment in the statement of financial position pending the issuance of such financial instruments. On issuance of these financial instruments, such directly attributable transaction costs would be recorded as a reduction from the initial measured amount.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
22.	Sale of Dossiers and Marketing Authorizations
On June 30, 2010, the Company entered into an asset purchase agreement with GlaxoSmithKline Trading Services Limited (“GSK Brazil”) for the sale and transfer of marketing authorizations, underlying dossiers (i.e., the product information) and other business information relating to a portfolio of products that are currently being marketed in the Brazilian territory by the Company through its wholly owned subsidiary, Dr. Reddy’s Farmaceutica do Brasil Ltda.
The total consideration which GSK will pay to the Company under this agreement is Rs.604 (U.S.$13), of which U.S.$4 is an up-front payment, and pertains to currently marketed products, the dossiers for which have been filed with the National Health Surveillance Agency of Brazil (also known as “ANVISA”) by the Company. In addition, U.S.$9 is in the form of payments contingent upon the satisfaction of certain milestone events, and pertains to products that are currently under development.
Concurrently, the Company also entered into a distribution and supply agreement with GSK Brazil, whereby GSK Brazil has agreed to purchase all its requirements for the final products which underlie the transferred marketing authorizations, exclusively from the Company, for a period of 3 years effective from the closing of the asset purchase agreement, unless the Company persistently fails to supply the final products in accordance to the terms mentioned by GSK Brazil.
Through these contracts, the Company and GSK Brazil intend to foster a collaborative effort between them, whereby certain selected final products available with the Company would be licensed to GSK Brazil, who in turn would apply for the requisite regulatory approvals for affecting the sales of such products across the identified territory. Profits made under such arrangement would be shared between the Company and GSK Brazil in accordance with the pre-determined ratio set forth in the agreement.
In order to appropriately reflect the overall commercial effect of the arrangement, the asset purchase agreement and the agreement for the distribution and supply of final products for 3 years have been combined as a single unit of accounting, as the transfer of marketing authorizations under the asset purchase agreement does not culminate into a separate revenue generating activity and is dependent of the performance obligation under the distribution and supply arrangements. Accordingly, the upfront payment of Rs.186 (U.S.$4) has been deferred and disclosed as part of other liabilities in the Unaudited Condensed Consolidated Interim Financial Statements, to be recognized over the 3 year period of the product supply under the distribution and supply arrangements.
23.	Contingencies
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 23 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
Product and patent related matters
Norfloxacin litigation
The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
23.	Contingencies (continued)
Product and patent related matters (continued)
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. Additionally, in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
Styptovit-K Competition Appellate Tribunal Investigation
During the three months ended June 30, 2010, the Competition Appellate Tribunal of India issued a preliminary notice of inquiry alleging that the Company engaged in an unfair trade practice with respect to the manufacture and marketing of Styptovit and Styptovit-K (the Company’s branded versions of adrenochrome monosemicarbazone-ascorbic acid-calcium phosphate-menadione-rutin) by launching new versions of these products which omitted any active pharmaceutical ingredients which would have caused them to be subject to price control under Indian law. On November 30, 2010, the Competition Appellate Tribunal of India dismissed the case.
Fexofenadine United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three method of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products.
Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s product.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
23.	Contingencies (continued)
Product and patent related matters (continued)
On June 12, 2010, the United States District Court of New Jersey granted a preliminary injunction to AMR and Aventis, prohibiting the Company from launching a generic version of fexofenadine-pseudoephedrine higher strength. A trial is scheduled to begin on January 31, 2011, wherein the Company will defend its rights with respect to both the pseudoephedrine combination and the plain fexofenadine tablets. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
In February 2006, MSD Overseas Manufacturing Co. (“MSD”), an entity affiliated with Merck & Co Inc. (“Merck”), initiated infringement proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the supplementary protection certificate on the basic patent for Fosamax® (MSD’s brand name for alendronate sodium). betapharm and some other companies are selling generic versions of this product in Germany. MSD’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, MSD filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent.
In March 2007, the European Patent Office granted Merck a patent, which will expire on July 17, 2018, covering the use of alendronate for the treatment of osteoporosis (the “new patent”). betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office, which revoked the new patent on March 18, 2009. Merck filed notice of appeal of such revocation, and a final decision is not expected before 2011. In August 2007, Merck initiated patent infringement proceedings against betapharm before the German civil court of Düsseldorf, which decided to stay the proceedings until a final decision of the European Patent Office is rendered. There are other jurisdictions within Europe where the new patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other generic pharmaceutical companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. The innovator has filed an infringement suit of formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The Company’s supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that the Company’s supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending and the decision is expected after November, 2010. As of June 30, 2010, based on a legal evaluation, the Company continued to sell this product.
Olanzapine, Canada litigation
The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products. For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
23.	Contingencies (continued)
Product and patent related matters (continued)
During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa is invalid. This decision was, however, reversed in part by the Federal Court of Appeal on July 21, 2010 and remanded for further consideration. Pending the final decision, the Company continues to sell the product to Pharmascience and remains exposed to potential damages Because the Canadian Federal Court’s decision on Eli Lilly’s appeal is pending, the Company’s management continues to believe that the outcome of this litigation cannot be predicted. However, if Eli Lilly is ultimately successful in its allegations of patent infringement against Novopharm, the Company could be required to repay Pharmascience a portion of the damages it incurs related to the above product sales.
Erlotinib, India litigation
The Company launched Tyrokinin tablets (Erlotinib Hydrochrolride-150 mg, a generic version of Roche’s Tarceva®) in India in January 2010. The Company sources this product from Natco Pharma Ltd (“NATCO”). Roche sued the Company and NATCO for infringement of the erlotinib product patent in the High Court of Delhi and sought an injunction restraining the sale of the product. The matter came up for hearing on April 8, 2010 before the High Court of Delhi, on which date the Company filed its written statement and counter. The High Court of Delhi heard the matter and no interim injunction orders were issued, and subsequently, the Company sought and was granted further time for filing of the replication to the counter claim; a separate counterclaim has also been filed on similar grounds with the IPAB. Further, the High Court of Delhi allowed the Company’s request of summoning the Delhi Patent office records relating to the case. The matter is posted for hearing on October 21, 2010
Roche is also currently litigating on the same product in the High Court of Delhi, against Cipla, who has been selling this product since January 2008. If Roche is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the product sales made by the Company, and could also be prohibited from selling these products in the future. Based upon a legal evaluation, the Company continues to sell this product.
Ceragenix Bankruptcy Litigation
In November 2007, the Company had entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix.”). Under this agreement, the Company had made up-front and milestone payments of U.S.$ 5 and commenced distribution of the dermatological product EpiCeram, a skin barrier emulsion device, in the United States and its territories. As on September 30, 2010, the Company is carrying a balance intangible value of U.S.$3.4 relating to these payments.
In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. In July 2010, Ceragenix filed a motion for entry of an interim order and, subsequently, filed a motion for entry of a final order inter alia authorizing the execution of an asset purchase agreement (executed on November 10, 2010) with PuraCap Pharmaceutical LLC to sell, among other things, the patent license, certain business assets and intellectual property relating to EpiCeram. The Company is objecting to the proposed sale on various grounds and is taking necessary actions to protect its rights under the agreement. The ruling from the Bankruptcy Court is expected in December 2010. The rights of the Company under this agreement will be evaluated after the final decision of the court including any consequential impact on the carrying value of the intangible asset, if any.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
23.	Contingencies (continued)
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.
Regulatory matter
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI has responded to the initial requests and is in the process of responding to subsequent requests and will continue to cooperate with the Attorneys General in these investigations.
Other
Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
24.	Subsequent Events
Acquisition of non-controlling interest in Dr. Reddy’s Laboratories (Proprietary) Limited
During the three months ended September 30, 2010, the Company acquired the non-controlling interest of 40% in Dr. Reddy’s Laboratories (Proprietary) Limited from Calshelf Investments 214 (Proprietary) Limited. The total purchase consideration was Rs.524 (ZAR 81). Dr. Reddy’s Laboratories (Proprietary) Limited is now a wholly-owned subsidiary of the Company.
Agreement to acquire manufacturing site in the United States
On November 22, 2010, the Company and GlaxoSmithkline Plc (“GSK”), entered into an agreement for the Company to acquire GSK’s oral penicillin facility located in the United States and the rights over certain GSK product portfolios. The transaction is expected to be consummated before June 30, 2011.

ITEM 2. OPERATING AND FINANCIAL REVIEW, AND TREND INFORMATION
The following discussion and analysis should be read in conjunction with the Audited Condensed Consolidated Financial Statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, all of which is on file with the SEC (collectively, our “Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes (collectively, the “Financial Statements”).
This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Three months ended June 30, 2010 compared to the three months ended June 30, 2009
The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:
(Rs.in millions)

	Three months ended June 30, 2010						Three months ended June 30, 2009
						Gross						Gross
			Revenues			profit %			Revenues			profit %
			% to	Gross		to			% to	Gross		to
	Revenues		total	profit		revenues	Revenues		total	profit		revenues
Global Generics	Rs.	11,917	71%	Rs.	7,735	65%	Rs.	13,020	71%	Rs.	8,313	64%
Pharmaceutical Services and Active Ingredients		4,499	27%		1,002	22%		4,869	27%		1,704	35%
Proprietary Products		122	—		80	66%		112	1%		73	65%
Others		293	2%		97	33%		188	1%		82	44%

Total	Rs.	16,831	100%	Rs.	8,914	53%	Rs.	18,189	100%	Rs.	10,172	56%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales
	Three months ended June 30,		Percentage
	2010	2009	Increase/ (Decrease)
Revenues	100%	100%	(7)%
Gross profit	53%	56%	(12)%
Selling, general and administrative expenses	33%	33%	(8)%
Research and development expenses	6%	5%	1%
Other (income)/expense, net	(1)%	—	NC *
Results from operating activities	16%	18%	(20)%
Finance (expense) /Income, net	(1)%	(1)%	31%
Profit before income taxes	15%	17%	(23)%
Income tax (expense)/ benefit, net	(2)%	(4)%	(51)%
Profit for the period	13%	13%	(14)%

*	Not Comparable

Revenues
•
Our overall revenues were Rs.16,831 million for the three months ended June 30, 2010, a decrease of 7% over the three months ended June 30, 2009. Excluding the revenues from sumatriptan (our authorized generic version of Imitrex®) of Rs.2,054 million in the three months ended June 30, 2009, the overall revenues for the three months ended June 30, 2010 grew by 4% over the three months ended June 30, 2009.

•
For the three months ended June 30, 2010, the revenue breakdown by geography was as follows: 30% of our revenues were from North America (the United States and Canada), 21% of our revenues were from Europe, 20% of our revenues were from India, 15% of our revenues were from Russia and other countries of the former Soviet Union, and 14% of our revenues were from other countries.

•
During the three months ended June 30, 2010, the average Indian Rupee/U.S.$ exchange rate appreciated by approximately 7% as compared to the average exchange rate for the three months ended June 30, 2009. This appreciation had a negative impact on our sales because of the decrease in rupee realization from sales in U.S. dollars.

Segment Analysis
Global Generics
Revenues from our Global Generics segment decreased by 8% to Rs.11,917 million for the three months ended June 30, 2010, from Rs.13,020 million for the three months ended June 30, 2009. Excluding the authorized generic revenues from sumatriptan in the three months ended June 30, 2009, the revenues of our Global Generics segment grew by 9% as compared to the three months ended June 30, 2009. This growth was largely led by increases in our branded generic revenues in the markets of India, Russia and other international markets.
North America (the United States and Canada), Germany, India and Russia are the four key markets of our Global Generics business, generating approximately 84% of the revenues of this segment for the three months ended June 30, 2010.
North America. Revenues in North America (the United States and Canada) were Rs.3,898 million for the three months ended June 30, 2010, a decrease of 35% over the three months ended June 30, 2009. Excluding the authorized generic revenues from sumatriptan in the three months ended June 30, 2009, our Global Generics segment’s revenues in North America declined by 2%. Excluding the effects of changes in currency exchange rates, these revenues grew at a 5% rate for the three months ended June 30, 2010, driven by new product launches, which were partially offset by lower sales of fexofenadine and finasteride. During the three months ended June 30, 2010, we launched three new products: tacrolimus, amlodipine benazepril and anastrazole. In our existing product portfolio, we continue to pursue our strategy of market share expansion. During the three months ended June 30, 2010, we filed 5 ANDAs with the U.S. FDA. We now have 71 ANDAs pending approval at the U.S. FDA, of which 36 are Paragraph IV filings and 12 have first to file status.
Germany. Revenues in Germany were Rs.1,320 million for the three months ended June 30, 2010, a decrease of 18% as compared to the three months ended June 30, 2009. Excluding the effects of changes in currency exchange rates, such revenues declined at a 6% rate for the three months ended June 30, 2010. Many statutory health insurance funds (“SHI funds”) and other health insurance providers have been announcing new competitive bidding tenders which continue to cause pressure on our existing level of revenues due to a steep decrease in product prices. We believe that this is leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market. During the year ended March 31, 2010, we implemented a workforce reduction of more than 200 employees at our German subsidiaries, betapharm and Reddy Holding GmbH. This has significantly reduced our selling, general and administrative expenses during the three months ended June 30, 2010. Currently, we are also increasing our capabilities by increasing the number of vertically integrated products in our portfolio. We believe that the benefits from selling, general and administrative expense rationalization and the increased sourcing of products from India will help us compete more effectively in future tenders.
India. Revenues in India increased by 16% to Rs.2,778 million for the three months ended June 30, 2010, constituting 23% of our total Global Generics revenues. The growth was driven by volume growth of 8% on account of key brands like Reditux, our brand of rituximab, Razo, our brand of rabeprazole, and Omez, our brand of omeprazole. New Global Generics products launched in India in the 12 months ended June 30, 2010 contributed Rs.166 million for three months ended June 30, 2010, representing 7% of the segment’s growth. According to Operations Research Group International Medical Statistics, a market research firm, in its Moving Annual Total report for the 12-month period ended June 30, 2010, our growth of 22% in secondary sales (i.e., sales directly to end users) was ahead of the Indian pharmaceutical market’s growth rate of 20%. Our growth also continues to be higher than the average of the top 10 pharmaceutical companies in India.

Russia. Revenues in Russia increased by 35% to Rs.2,063 million for the three months ended June 30, 2010 as compared to three months ended June 30, 2009. Excluding the effects of changes in currency exchange rates, such revenues grew at a 44% rate for the three months ended June 30, 2010. During the three months ended June 30, 2010, we launched four new products. According to Pharmexpert, a market research firm, in its June 2010 report, our prescription secondary sales for the three months ended June 30, 2010 grew by 26% as compared to the Russian pharmaceutical market’s overall growth of 18%. Our rank in this market currently stands at 13th according to Pharmexpert in its June 2010 Report. Our growth strategy for the Russian market is based on expanding our over-the-counter (“OTC”) portfolio and a clear focus on introducing differentiated products, such as biosimilar products.
During the year ended March 31, 2010, the Russian government announced a reference pricing regime, pursuant to which a price freeze on certain drugs categorized as “essential” was implemented effective as of April 2010. The reference pricing reforms are applicable only to select products in our portfolio. As of the date of this report, the reference pricing regime has not significantly impacted our Global Generics business in Russia.
Other Markets. In addition to the four key markets described above, some other major countries where we have a presence and are focused on building our Global Generics business include the countries of the former Soviet Union, the United Kingdom, Venezuela and Romania.
Revenues from other countries of the former Soviet Union increased by 43% to Rs.489 million for the three months ended June 30, 2010 as compared to Rs.342 million in the three months ended June 30, 2009. The growth was primarily led by markets of Kazakhstan and Ukraine, partially offset by decrease in Belarus and Uzbekistan.
Revenue from other markets grew by 22% to Rs.1,369 million for the three months ended June 30, 2010, as compared to Rs.1,125 million for the three months ended June 30, 2009, driven by growth in revenue from South Africa and Venezuela, partially offset by decrease in revenue from Jamaica and Vietnam.
Pharmaceutical Services and Active Ingredients (“PSAI”)
The global economic crisis and its fallout had a significant impact on the active pharmaceutical ingredient (“API”) and custom services business for most companies in this space. The growth in our PSAI segment’s API business was significantly constrained due to our API customers holding lower inventories and exerting pressure on pricing, leading to steep erosion in prices of key products. In addition, some of our API customers delayed launches of new generic products, either due to losses in litigation or the extension of exclusivity periods for innovative products. Our custom pharmaceutical business also showed lower growth than anticipated, as our customers reduced their placements of new orders.
Revenues from our Pharmaceutical Services and Active Ingredients segment decreased by 8% to Rs.4,499 million for the three months ended June 30, 2010, constituting 27% of our total revenues. The decline in revenues from North America (the United States and Canada) and our “rest of the world” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India), was partially offset by increase in revenues from Europe. There have been no new significant launches of API in the recent quarters and the impact of volume increases are being offset by price decreases. During this quarter we filed 3 Drug Master Files (“DMFs”) and our cumulative filings currently stand at 378 globally.
Gross Margin
Our total gross margin was Rs.8,914 million for the three months ended June 30, 2010, representing 53% of our total revenues, as compared to 56% of our total revenues for the three months ended June 30, 2009. The decrease in the gross margins was Due to the end of exclusivity in the United States for sumatriptan, our authorized generic version of Imitrex® which generated high margins during the three months ended June 30, 2009, as well as the adverse impact of changes in foreign currency exchange rates in the three months ended June 30, 2010.
Global Generics
The gross margin of this segment increased to 65% of this segment’s revenues for the three months ended June 30, 2010, as compared to 64% of this segment’s revenues for the three months ended June 30, 2009. The increase was primarily due to higher margins from new product launches, partially offset by the adverse impact of changes in foreign currency exchange rates.
Pharmaceutical Services and Active Ingredients
The gross margin of this segment decreased to 22% of this segment’s revenues for the three months ended June 30, 2010, as compared to 35% of this segment’s revenues in the three months ended June 30, 2009. The decrease in gross margin was largely on account of a change in the sales mix of the products in this segment (i.e., an increase in the proportion of sales of lower gross margin products and a decrease in the proportion of sales of higher gross margin products) and the adverse impact of changes in foreign currency exchange rates in the three months ended June 30, 2010.

Selling, general and administrative expenses
Selling, general and administrative expenses decreased by 8% to Rs.5,481 million for the three months ended June 30, 2010, representing 33% of our total revenues in such period. The decrease was largely due to reduced selling, general and administrative expense on account of the restructuring in betapharm in the year ended March 31, 2010. Furthermore, amortization expenses were Rs.288 million for the three months ended June 30, 2010, a decrease from amortization expenses of Rs.507 for the three months ended June 30, 2009. Such decrease was largely due to lower amortization resulting from the write down of betapharm’s intangibles in the year ended March 31, 2010.
Research and development expenses
Research and development costs increased by 1% to Rs.993 million for the three months ended June 30, 2010, as compared to the three months ended June 30, 2009. Research and development expenditures for the three months ended June 30, 2010 represented 6% of total revenues as compared to 5% for the three months ended June 30, 2010.
Other (income)/expense, net
Other income was Rs.185 million for the three months ended June 30, 2010, as compared to Rs.35 million for the three months ended June 30, 2009. The increase was attributable to higher sales of spent chemicals in the three months ended June 30, 2010 and the expenditures towards olanzapine patent litigation in the three months ended June 30, 2009.
Results from operating activities
As a result of the foregoing, our results from operating activities decreased to a profit of Rs.2,625 million for the three months ended June 30, 2010, as compared to a profit of Rs.3,295 million for the three months ended June 30, 2009.
Finance (expense)/income, net
During the three months ended June 30, 2010, our net finance expense was Rs.177 million, as compared to Rs.135 million for the three months ended June 30, 2009.
During the three months ended June 30, 2010, our finance income, excluding foreign exchange gain/loss, increased by 13% to Rs.98 million from Rs.88 million for the three months ended June 30, 2009. The increase was attributable to a decrease in our interest expense as well as an increase in gains on sales of investments. During the three months ended June 30, 2010, our interest expense decreased by 63% to Rs.51 million, from Rs.139 million for the three months ended June 30, 2009, primarily due to a decrease in interest rates on our long term borrowings and repacking credit and a decrease in the outstanding amount of our long term borrowings.
Foreign exchange loss was Rs.224 million for the three months ended June 30, 2010, as compared to Rs.84 million for the three months ended June 30, 2009. This was largely due to the impact of depreciation of the Russian rouble against the U.S. dollar and the resulting impact on the translation of receivables.
Profit before income taxes
As a result of the foregoing, profit before income taxes decreased to Rs.2,453 million for the three months ended June 30, 2010, as compared to profit of Rs.3,171 million for the three months ended June 30, 2009.
Income tax expense
Income tax expense was Rs.357 million for the three months ended June 30, 2010, as compared to income tax expense of Rs.726 million for the three months ended June 30, 2009.
Profit for the period
As a result of the above, our net income decreased to Rs.2,096 million for the three months ended June 30, 2010 as compared to profit of Rs.2,445 million for the three months ended June 30, 2009.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES
We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.
As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2010		2010		2009
	(Rs.in millions, U.S.$ in millions)
Net cash from/(used in):
Operating activities	Rs.	858	U.S.$.	18	Rs.	4,315
Investing activities		(566)		(12)		(311)
Financing activities		(549)		(12)		(3,949)

Net increase/(decrease) in cash and cash equivalents	Rs.	(257)	U.S.$	(6)	Rs.	55

Operating Activities
The net result of operating activities was a cash inflow of Rs.858 million for the three months ended June 30, 2010, as compared to Rs.4,315 million for the three months ended June 30, 2009. The net cash provided by operating activities decreased significantly during the current period, primarily due to the following reasons:
•
Our net operating profits for the period decreased by Rs.945 million, primarily due to the end of exclusivity in the United States for sumatriptan, our authorized generic version of Imitrex®, which generated high margins during the three months ended June 30, 2009 (sumatriptan was launched in November 2008).

•
Our receivables increased by Rs.299 million for the three months ended June 30, 2010, as compared to a decrease of Rs.589 million for the three months ended June 30, 2009. Such decrease in receivables for the three months ended June 30, 2009 was primarily due to collections from customers in the United States pertaining to sumatriptan, our authorized generic version of Imitrex®.

•
Our inventory increased by Rs.1,497 million for the three months ended June 30, 2010, as compared to an increase of Rs.905 million for the three months ended June 30, 2009. Such higher rate of increase for the three months ended June 30, 2010 was on account of new product launches, as well as our business strategy to increase our market share for certain molecules.

Investing Activities
Our investing activities resulted in a net cash outflow of Rs.566 million for the three months ended June 30, 2010, as compared to a net cash outflow of Rs.311 million for the three months ended June 30, 2009. This increase in cash outflow in investing activities was primarily due to an increase in capital expenditures by Rs.1,897 million, which was in line with our capacity expansion plans and establishment of new production facilities. This increased outflow was partially offset by cash inflow from net proceeds on sale of investments.

Financing Activities
Our financing activities resulted in a net cash outflow of Rs.549 million for the three months ended June 30, 2010, as compared to a net cash outflow of Rs.3,949 million for the three months ended June 30, 2009. The decrease in net cash outflow from financing activities was primarily due to the repayment of short term borrowings of Rs.3,002 million for the three months ended June 30, 2009, as compared to proceeds from short term borrowings of Rs.376 million for the three months ended June 30, 2010.
The following table provides a list of our principal debts outstanding as of June 30, 2010:

Debt	Principal Amount				Interest Rate
(Rs.in millions, U.S.$/EURO in millions )
Short-term borrowings from	Rs.	6,131	EUR	24	Foreign currency borrowings –
banks (for working capital)			U.S.$	103	LIBOR+ 40-75 bps
					EURIBOR + 50 - 75 bps

Long term loans	Rs.	7,741	EUR	130	Foreign currency borrowings –
			U.S.$	7	LIBOR + 70 bps
					EURIBOR + 70 bps
ITEM 4. RECENT DEVELOPMENTS
Agreement to acquire manufacturing site in the United States
On November 22, 2010, we and GlaxoSmithkline Plc (“GSK”), entered into an agreement for us to acquire GSK’s oral penicillin facility located in the United States and the rights over certain GSK product portfolios. The transaction is expected to be consummated before June 30, 2011.
New tender announced by Allgemeine Orts Krankenkasse
In October 2010, Germany’s largest public health insurance fund, the Allgemeine Orts krankenkasse (“AOK”) announced a new tender (i.e. competitive bidding process) for the supply of 87 off-patent drugs in Germany. This tender includes products which were part of the prior tender of AOK effected during the year ended March 31, 2009 (the contract period for which expires on May 31, 2011). This new tender would be for a contract period of two years beginning on June 1, 2011. We continue to participate on an ongoing basis in all tenders for such discount agreements using various bidding strategies, depending on margin and market share aspects, and consequently also with a large variation in terms of tender results.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: December 10, 2010	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary